UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________________________

PART I — REGISTRANT INFORMATION

SHF HOLDINGS, INC.

Full Name of Registrant

N/A

Former Name if Applicable

1526 Cole Blvd., Suite 250

Address of Principal Executive Office (Street and Number)

Golden, Colorado 80401

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SHF Holdings, Inc. (the “Company”) could not complete the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 (the “Form 10-Q”), due to a delay in obtaining and compiling information required to be included in its Form 10-Q, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Terrance E. Mendez, Chief Executive Officer	(303)	431-3435
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the recent change in auditors, the registrant’s financial reporting processes have been delayed and the registrant requires additional time to complete the Form 10-Q. The Company is also evaluating the appropriateness of the accounting and related valuation methodology applied to the Forward Purchase Agreement (the “FPA”) that the Company entered into with Midtown East Management NL, LLC on June 16, 2022, which may impact the balance sheet of the Company. Due to the complexity of the FPA and the continuing evaluation by the Company, the Company is unable at this time to provide a reasonable estimate of the impact that any changes to the valuation methodology would have.

Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements’’ within the meaning of federal securities laws, including the Private Securities Litigation Reform Act of 1995. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding our current beliefs, goals and expectations about matters such as our expected financial performance and condition, operating results, our business strategy, our financial planning, changes to our accounting methodologies, and our ability to timely file the Form 10-Q. The forward-looking statements in this Form 12b-25 reflect the current expectations of management concerning future results and future events and include, but are not limited to, statements and impact to the Company related to trends in the cannabis industry, including proposed changes in U.S and state laws, rules, regulations and guidance relating to the Company’s services, growth prospects, market size, projected financial and operational performance, including relative to its competitors, the Company’s ability to competitive products in the future or maintain current products, the impact of recent volatility in the capital markets, which may adversely affect the price of the Company’s securities, the outcome of any legal proceedings that may be instituted against the Company, as well as other statements regarding the Company’s expectations, hopes, beliefs, intentions or strategies regarding the future; and the other risk factors discussed in the Company’s filings from time to time with the U.S. Securities and Exchange Commission. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “outlook,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject, are subject to risks and uncertainties. These forward-looking statements involve a number of risks and uncertainties (some of which are beyond the control of the Company), and other assumptions, that may cause the actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Any forward-looking statement made in this Form 12b-25 speaks only as of the date hereof. Factors or events that could cause the Company’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

SHF Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2025	By:	/s/ Terrance E. Mendez
	Name:	Terrance E. Mendez
	Title:	Chief Executive Officer